Annual Notice Dated May 1, 2026

WRL FREEDOMSM MULTIPLE
Issued through
Transamerica Life Insurance Company

Separate Account VA V
This Annual Disclosure Notice (“Notice”) provides certain updated information about Your WRL FreedomSM Multiple, a flexible premium deferred annuity policy (“Policy”), which is no longer available for purchase.

Transamerica Life Insurance Company (“Transamerica”) is providing this Notice in lieu of an updated prospectus for the Policy in reliance on the Securities and Exchange Commission’s position on modernized alternative disclosures for discontinued variable annuity offerings. Updated audited financial statements for Transamerica Life Insurance Company and for Separate Account VA V (“Separate Account”) are available, free of charge, at http://dfinview.com/Transamerica/TAHD/89358T115?site=VAVUL . In addition, current summary prospectuses, statutory prospectuses, statements of additional information, and the most recent shareholder reports for the funds available under the Policy (“Funds”) are available, free of charge, at the same website address as above. To request a free paper or e-mail copy of any of these materials, please call (800) 525-6205, Monday through Thursday 8 - 6:30, or Friday 8 - 5:30 ET.

Your Policy prospectus dated May 1, 2009, as supplemented, is incorporated herein by reference and contains more information about the Policy’s features, benefits, and risks.

Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

SPECIAL TERMS	3
SUMMARY OF POLICY FEATURES THAT HAVE CHANGED	4
important INFORMATION You should consider about the POLICY	5
INVESTMENT OPTIONS AVAILABLE UNDER THE POLICY	6

SPECIAL TERMS
Administrative Office and Service Center - Transamerica Life Insurance Company, Attention: Customer Care Group, 6400 C Street SW, Cedar Rapids, IA 52499, (800) 525-6205.
Annuitant - The person on whose life any annuity payments involving life contingencies will be based.
Annuitize (Annuitization) - When You switch from the accumulation phase to the income phase and we begin to make annuity payments to You (or Your designee).
Annuity Commencement Date - The date upon which annuity payments are to commence. This date may be any date after the Policy date and may not be later than the last day of the Policy month following the month after the Annuitant attains age 95. The earliest Annuity Commencement Date is at least three years after You purchase Your Policy. The Annuity Commencement Date may have to be earlier for qualified policies and may be earlier if required by state law.
Excess Interest Adjustment - A positive or negative adjustment to amounts surrendered (both partial or full surrenders and transfers) or applied to annuity payment options from the Fixed Account Guaranteed Period Options prior to the end of the Guaranteed Period. The adjustment reflects changes in the interest rates declared by the Company since the date any payment was received by, or an amount was transferred to, the Guaranteed Period Option. The Excess Interest Adjustment can either decrease or increase the amount to be received by the Owner upon full surrender or commencement of annuity payments, depending upon whether there has been an increase or decrease in interest rates, respectively.
Fixed Account - One or more investment choices under the Policy that are part of the Company’s general assets and are not in the Separate Account.
Guaranteed Period: The number of years that a guaranteed rate of interest will be credited to a Guaranteed Period.
Guaranteed Period Option - An option which credits a guaranteed rate of interest for specified Guaranteed Period. There may be several Guaranteed Periods each with different guaranteed rate of interest.
Owner (You, Your) — The person who may exercise all rights and privileges under the Policy. The Owner during the lifetime of the Annuitant and before the Annuity Commencement Date is the person designated as the Owner in the information that we require to issue a Policy.
Policy - The WRL FreedomSM Multiple, a flexible premium deferred annuity Policy. Also referred to as the Policy.
Policy Value - On or before the Annuity Commencement Date, the Policy Value is equal to the Owner’s:
• premium payments; minus
• gross partial surrenders (partial surrenders minus Excess Interest Adjustments plus the surrender charge on the portion of the requested partial surrender that is subject to the surrender charge); plus
• interest credited in the fixed account; plus
• accumulated gains in the Separate Account; minus
• accumulated losses in the Separate Account; minus
• service charges, rider fees, premium taxes, transfer fees, and other charges, if any
Policy Year - A Policy Year begins on the Policy date and on each anniversary thereof.
Portfolio - The investment Portfolio underlying each Variable Subaccount in which we will invest any amount the Owner allocates to that variable Subaccount.
Separate Account - Separate Account VA V, a Separate Account established and registered as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”), to which Purchase Payments under the policies may be allocated.
Subaccount - A subdivision within the Separate Account, the assets of which are invested in a specified underlying fund Portfolio.

SUMMARY OF POLICY FEATURES THAT HAVE CHANGED
The information in this Notice is a summary of certain Policy features that have changed since the last current Prospectus. This may not reflect all of the changes that have occurred since You entered into Your Policy.
  For changes in the names of certain Portfolios and/or Advisers/Sub-advisers please refer to the Appendix – Investment Options Available Under the Policy.
  For updated Portfolio expense information please refer to Important Information You Should Consider About This Policy and the Appendix – Investment Options Available Under the Policy
  For updated Portfolio performance information please refer to the Appendix – Investment Options Available Under the Policy.

important INFORMATION You should consider about the POLICY

Your Policy prospectus dated May 1, 2009, as supplemented, contains more information about the Policy’s features, benefits, and risks in addition to what is listed below.

	FEES AND EXPENSES			Location in Prospectus
Are There Charges for Early Withdrawal?
Yes. If You withdraw money from the Policy within three years following Your last premium payment, You will be assessed a surrender charge. The maximum surrender charge is 9% of the premium payment surrendered, and it applies for up to three years after each premium payment.
Example: If You make an early withdrawal, You could pay a surrender charge of up to $9,000 on a $100,000 investment. This loss will be greater if there is a negative Policy Adjustment, taxes, or tax penalties.

Yes If You remove all or a portion of Policy Value from a Guaranteed Period Option of the Fixed Account before the end of its Guaranteed Period, an Excess Interest Adjustment may apply. This adjustment can either increase or decrease the amount You receive. The adjustment reflects changes in interest rates since the date the amount was allocated to the Guaranteed Period Option. You could lose up to the full amount of interest credited above the guaranteed minimum.
Example: If You allocate $100,000 to a Guaranteed Period Option and withdraw before the period ends, the adjustment could significantly reduce Your payout. This loss will be greater if combined with surrender charges, taxes, and tax penalties.
Annuity Policy Fee Table and Expense Examples Expenses - Surrender Charges Expenses - Excess Interest Adjustment
Are There Transaction Charges?
Yes. In addition to surrender charges and Policy Adjustments, investors may be charged for other transactions under the Policy. These include:
  Transfer Fee: You may make up to 12 free transfers per Policy Year. After that, a $10 fee may apply for each additional transfer.
  Special Service Fee: A charge of up to $25 per service may be deducted for special services such as overnight delivery.
  Fund Facilitation Fee: If You invest in certain Portfolios, a daily fee is deducted at an annual rate of 0.15% to 0.20%.
  Optional Rider Fees: Additional charges apply if You elect optional riders such as the C-Share Rider (0.15% annually).
Annuity Policy Fee Table and Expense Examples Expenses
Are There Ongoing Fees and Expenses? (annual charges)
Yes. The table below describes the fees and expenses that You may pay each year, depending on the options You choose. Please refer to Your Policy specifications page for information about the specific fees You will pay each year based on the options You have elected.
Annuity Policy Fee Table and Expense Examples Expenses
	Annual Fee	Minimum	Maximum
	Base Policy[1]	1.45%	2.05%
	Portfolio Company (fund fees and expenses)[2],3	0.34%	2.86%
	Optional Benefit Expenses (if elected)[4]	0.05%	0.90%
1As a percentage of average Separate Account Value.
2As a percentage of Portfolio assets.
[3]See below Appendix: Investment Options Available Under the Policy for more information.
4As a percentage of benefit base or Policy Value.
Because Your Policy is customizable, the choices You make affect how much You will pay. To help You understand the cost of owning Your Policy, the following table shows the lowest and highest cost You could pay each year based on current charges. This estimate assumes that You do not take withdrawals from the Policy, which could add surrender charges and negative Policy Adjustments that substantially increase costs.

	Lowest Annual Cost $1,846	Highest Annual Cost $7,479
	Assumes:	Assumes:
Investment of $100,000 5% annual appreciation Least expensive Portfolio Company fees and expenses No optional benefits No sales charges No additional Premium Payments, transfers, or withdrawals
  Investment of $100,000
  5% annual appreciation
  Most expensive combination of optional benefits and Portfolio Company fees and expenses
  No sales charges
  No additional Premium Payments, transfers, or withdrawals

	RISKS			Location in Prospectus
Is There a Risk of Loss From Poor Performance?
Yes. You can lose money by investing in the Policy. The value of Your Policy depends on the performance of the investment options You select, and there is no guarantee that You will recover the amount You invest. Poor investment performance can reduce Your Policy Value, and You bear the entire investment risk for amounts allocated to the variable Subaccounts.

If You allocate funds to the Fixed Account, the Company guarantees that the interest credited will not be less than the guaranteed minimum effective annual interest rate stated in Your Policy. However, this guarantee only applies to interest credited; it does not protect against loss of principal due to withdrawals, surrender charges, or Excess Interest Adjustments.
Investment Choices
Is This a Short-Term Investment?
No. This Policy is not a short-term investment and is not appropriate for an investor who needs ready access to cash. It is designed for long-term accumulation of assets, generally for retirement or other long-term purposes.

Amounts withdrawn from the Policy may result in surrender charges, income taxes, and tax penalties if taken before age 59½. If You withdraw funds from the Fixed Account before the end of a Guaranteed Period, an Excess Interest Adjustment may apply, which could reduce the amount You receive.
Summary Investment Choices - The Fixed Account
What are the Risks Associated with Investment Options?
An investment in the Policy is subject to the risk of poor investment performance and can vary depending on the performance of the Investment Options You select. Each Investment Option—including variable Subaccounts and the Fixed Account—has its own unique risks. You should review the available Investment Options and their prospectuses carefully before making an investment decision.
  Variable Options: Your Policy Value will fluctuate based on the performance of the underlying Portfolios. Poor performance can result in a loss of principal.
  Fixed Account: While the Company guarantees a minimum interest rate, withdrawals before the end of a Guaranteed Period may result in an Excess Interest Adjustment, which could reduce Your payout.
Investment Choices
What are the Risks Related to the Insurance Company?
An investment in the Policy is subject to risks related to the Insurance Company. Any obligations under the Policy—including guarantees, benefits, and amounts allocated to the Fixed Account—are subject to the claims-paying ability of Transamerica Life Insurance Company. If the Company experiences financial difficulties, it may not be able to meet these obligations.

Additional information about Transamerica Life Insurance Company (formerly Western Reserve Life Assurance Co. Of Ohio), including its financial condition is available by visiting transamerica.com or by calling toll-free (800) 525-6205.
Other Information - Western Reserve Life Assurance Co. Of Ohio Other Information – Financial Condition of the Company
	RESTRICTIONS			Location in Prospectus
Are There Restrictions on the Investment Options?
Yes. There are restrictions that may limit the Investment Options You can choose and limitations on transfers among Investment Options:
  Transfer Limits: You may make 12 free transfers per Policy Year during the accumulation phase. After that, a $10 fee per transfer applies. Transfers from the Fixed Account Guaranteed Period Options before the end of the period may be subject to an Excess Interest Adjustment.
  Company Rights: The Insurance Company reserves the right to:
    Add or remove Subaccounts and underlying Portfolios.
    Substitute shares of one Portfolio for another, subject to SEC approval.
    Limit the number of Subaccounts You may invest in at one time.
    Restrict or refuse premium payments or transfers to the Fixed Account.
    Impose restrictions on transfers to deter market timing or disruptive trading.
  Default Reallocation: If a Guaranteed Period Option in the Fixed Account matures and You do not provide instructions, the value will be transferred into a new Guaranteed Period Option of the same length (or the next shorter period if the same period is no longer offered) at the current interest rate.
Investment Choices
Are There any Restrictions on Policy Benefits?
Yes. Certain benefits under the Policy have restrictions and limitations:
  Death Benefits: Optional guaranteed minimum death benefits must be elected at purchase and cannot be added later. These benefits terminate upon Annuitization.
  Living Benefits Rider: Withdrawals that exceed the maximum annual withdrawal amount specified by the rider may reduce the benefit by more than the amount withdrawn and can terminate the rider.
  Beneficiary Earnings Enhancement – Extra II: Available only for issue ages up to 75 and terminates upon Annuitization or payment of the additional death benefit.
  C-Share Rider: Must be elected at purchase and cannot be canceled later.
  Fixed Account: Transfers or withdrawals before the end of a Guaranteed Period may result in an Excess Interest Adjustment.
  Other Features: Certain benefits (e.g., Nursing Care and Terminal Condition Withdrawal Option, Unemployment Waiver) require specific conditions to be met.
The Insurance Company reserves the right to modify or terminate optional benefits as described in the rider terms.
Additional Features Expenses
	TAXES			Location in Prospectus
What Are the Policy’s Tax Implications?
You should consult with a qualified tax professional to determine the tax implications of investing in and receiving purchase payments under the Policy.

There is no additional tax benefit if the Policy is purchased through a tax-qualified plan or an individual retirement account (IRA), because those plans already provide tax deferral.

Withdrawals from the Policy are generally subject to ordinary income tax and may also be subject to a 10% federal penalty tax if taken before age 59½. Surrender charges and Excess Interest Adjustments may apply in addition to taxes.
Taxes
	CONFLICT OF INTEREST			Location in Prospectus
How Are Investment Professionals Compensated?
Some investment professionals may receive compensation for selling the Policy to investors. Compensation is typically paid in the form of:
  Commissions based on a percentage of premiums paid (up to 5%).
  Revenue sharing arrangements between the Insurance Company and selling firms.
  Additional payments or incentives from affiliates or third parties which may include cash bonuses, expense allowances, or non-cash benefits such as trips, gifts, or marketing support.
These compensation arrangements may create a financial incentive for investment professionals to recommend this Policy over other investment products.

Our current affiliate, Transamerica Capital, LLC (“TCL”) (formerly Transamerica Capital, Inc. (TCI)) is the principal underwriter and may share the revenue we earn on this Policy with Your investment professional’s firm.
Other Information - Distribution of the Policies
Should I Exchange My Policy?
Some investment professionals may have a financial incentive to offer You a new Policy in place of the one You already own. You should only exchange Your Policy if, after comparing the features, fees, and risks of both Policies—and considering any surrender charges, tax implications, or penalties for terminating Your existing Policy—You determine that purchasing the new Policy is preferable to continuing with Your current one.
Other Information - Exchanges and Reinstatements

APPENDIX

INVESTMENT OPTIONS AVAILABLE UNDER THE POLICY
The following is a list of current Portfolio Companies available under the Policy, which are subject to change as discussed in this prospectus. Depending on the optional benefits You choose, You may not be able to invest in certain Portfolio Companies.
Certain Subaccounts may not be available in all states, at all times or through all financial intermediaries. We may discontinue offering any Subaccount at any time. In some cases, a Subaccount not available through a financial intermediary may be obtained by contacting us directly. For more information on the options available for electing a Subaccount, please contact Your financial intermediary or our Administrative Office.
More information about the Portfolio Companies is available in the prospectuses for the Portfolio Companies, which may be amended from time to time and can be found online at http://dfinview.com/Transamerica/TAHD/89358T115?site=VAVUL.
You can also request this information at no cost by calling our Administrative Office at (800) 525-6205.
The current expenses and performance below reflect fees and expenses of the Portfolio Companies, but do not reflect the other fees and expenses that Your Policy may charge. Expenses would be higher, and performance would be lower if these other charges were included. Each Portfolio Company’s past performance is not necessarily an indication of future performance.

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser(1)	Current Expenses	1 year	5 years	10 years
To maximize total return consistent with the Adviser’s determination of reasonable risk.	AB Balanced Hedged Allocation Portfolio - Class B Advised by: AllianceBernstein L.P.	0.99%	17.36%	5.64%	6.74%
Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500® Index.	Fidelity® VIP Index 500 Portfolio - Service 2 Advised by: Fidelity Management & Research Company LLC	0.34%	17.48%	14.03%	14.42%
Seeks to provide investment results that correspond generally to the total return of the high yield market consistent with maintaining reasonable liquidity.	ProFund Access VP High Yield Advised by: ProFund Advisors LLC	1.64%	6.24%	2.85%	3.92%
Seeks investment results, before fees and expenses, that track the performance of the ProFunds Asia 30 Index (the “Index”).	ProFund VP Asia 30 Advised by: ProFund Advisors LLC	1.72%	24.12%	-2.31%	5.18%
Seeks investment results, before fees and expenses, that track the performance of the S&P 500® Index (the “Index”)	ProFund VP Bull Advised by: ProFund Advisors LLC	1.68%	15.56%	12.18%	12.55%
Seeks investment results, before fees and expenses, that track the performance of the S&P Communication Services Select Sector Index (the “Index”).	ProFund VP Communication Services Advised by: ProFund Advisors LLC	1.70%	20.91%	14.55%	8.97%
To seek investment results, before fees and expenses, that track the performance of the S&P Consumer Discretionary Select Sector Index.	ProFund VP Consumer Discretionary Advised by: ProFund Advisors LLC	1.72%	5.51%	5.53%	10.01%
To seek investment results, before fees and expenses, that track the performance of the S&P® Emerging 50 ADR Index (USD) (the “Index”).	ProFund VP Emerging Markets Advised by: ProFund Advisors LLC	1.74%	36.13%	3.07%	8.66%
To seek investment results, before fees and expenses, that track the performance of the S&P Energy Select Sector Index (the “Index”).	ProFund VP Energy Advised by: ProFund Advisors LLC	1.71%	5.86%	21.01%	5.88%
To seek investment results, before fees and expenses, that track the performance of the ProFunds Europe 30 Index (the “Index”)	ProFund VP Europe 30 Advised by: ProFund Advisors LLC	1.72%	29.59%	12.78%	8.01%
To seek daily investment results, before fees and expenses, that correspond to the daily performance of the ICE U.S. Dollar Index.	ProFund VP Falling U.S. Dollar Advised by: ProFund Advisors LLC	2.86%	10.81%	-1.85%	-1.14%
To seek daily investment results, before fees and expenses, that track the performance of the S&P Financial Select Sector Index (the “Index”)	ProFund VP Financials Advised by: ProFund Advisors LLC	1.69%	12.90%	12.77%	11.04%
To seek a high level of current income consistent with liquidity and preservation of capital.	ProFund VP Government Money Market Advised by: ProFund Advisors LLC	1.66%	3.27%	2.54%	1.39%
To seek investment results, before fees and expenses, that track the performance of the MSCI EAFE Index (the "Index").	ProFund VP International Advised by: ProFund Advisors LLC	1.67%	27.97%	6.29%	5.60%
To seek investment results, before fees and expenses, that track the performance of the Nikkei 225 Stock Average (the "Index").	ProFund VP Japan Advised by: ProFund Advisors LLC	1.68%	30.69%	14.99%	11.39%
To seek investment results, before fees and expenses, that track the performance of the S&P Materials Select Sector Index.	ProFund VP Materials Advised by: ProFund Advisors LLC	1.71%	8.05%	6.41%	8.42%
To seek investment results, before fees and expenses, that track the performance of the S&P MidCap 400® Index (the "Index").	ProFund VP Mid-Cap Advised by: ProFund Advisors LLC	1.68%	4.78%	6.63%	8.22%
To seek investment results, before fees and expenses, that track the performance of the Nasdaq-100® Index (the "Index").	ProFund VP NASDAQ-100 Advised by: ProFund Advisors LLC	1.68%	18.62%	12.94%	17.28%
To seek investment results, before fees and expenses, that track the performance of the S&P Pharmaceuticals Select Industry Index (the "Index").	ProFund VP Pharmaceuticals Advised by: ProFund Advisors LLC	1.69%	29.34%	5.70%	5.37%
To seek investment results, before fees and expenses, that track the performance of the Dow Jones Precious MetalsSM Index (the "Index").	ProFund VP Precious Metals Advised by: ProFund Advisors LLC	1.68%	150.31%	17.01%	18.89%
To seek daily investment results, before fees and expenses, that correspond to the inverse (-1x) of the daily performance of the S&P Emerging 50 ADR Index (USD) (the "Index").	ProFund VP Short Emerging Markets Advised by: ProFund Advisors LLC	1.69%	-26.15%	-6.13%	-12.36%
To seek daily investment results, before fees and expenses, that correspond to the inverse (-1x) of the daily performance of the MSCI EAFE Index (the "Index").	ProFund VP Short International Advised by: ProFund Advisors LLC	1.62%	-20.81%	-6.46%	-8.23%
To seek daily investment results, before fees and expenses, that correspond to the inverse (-1x) of daily performance of the Nasdaq-100® Index (the "Index") .	ProFund VP Short NASDAQ-100 Advised by: ProFund Advisors LLC	1.75%	-15.80%	-13.57%	-18.48%
To seek daily investment results, before fees and expenses, that correspond to the inverse (-1x) of the daily performance of the Russell 2000® Index.	ProFund VP Short Small-Cap Advised by: ProFund Advisors LLC	1.78%	-10.08%	-6.50%	-11.77%
To seek investment results, before fees and expenses, that track the performance of the Russell 2000® Index (the "Index").	ProFund VP Small-Cap Advised by: ProFund Advisors LLC	1.87%	10.86%	4.23%	7.63%
To seek investment results, before fees and expenses, that track the performance of the S&P SmallCap 600® Value Index (the "Index").	ProFund VP Small-Cap Value Advised by: ProFund Advisors LLC	1.73%	5.00%	7.17%	7.81%
To seek daily investment results, before fees and expenses, that correspond to one and one-quarter time (1.25x) the daily performance of the most recently issued 30-Year U.S. Treasury Bond (the “Long Bond”).	ProFund VP U.S. Government Plus Advised by: ProFund Advisors LLC	1.42%	1.17%	-13.73%	-3.45%
To seek daily investment results, before fees and expenses, that correspond to two times (2x) the daily performance of the Russell 2000® Index.	ProFund VP UltraSmall-Cap Advised by: ProFund Advisors LLC	1.84%	12.93%	1.23%	8.81%
To seek investment results, before fees and expenses, that track the performance of the S&P Utilities Select Sector Index.	ProFund VP Utilities Advised by: ProFund Advisors LLC	1.70%	13.98%	7.78%	8.61%
To seek to provide high total return through a combination of current income and capital appreciation.	Transamerica Aegon Bond VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Management, LLC	0.78%	6.78%	-0.60%	1.82%
To seek to achieve maximum total return.	Transamerica Aegon Core Bond VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Management, LLC	0.73%	6.73%	-0.38%	1.84%

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser(1)	Current Expenses	1 year	5 years	10 years
To seek a high level of current income by investing in high-yield debt securities.	Transamerica Aegon High Yield Bond VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Management, LLC	0.89%	8.27%	3.89%	5.64%
To seek total return gained from the combination of dividend yield, growth of dividends and capital appreciation.	Transamerica Aegon Sustainable Equity Income VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Management UK plc	0.97%	10.99%	8.11%	7.08%
To seek to provide as high a level of total return as is consistent with prudent investment strategies.	Transamerica Aegon U.S. Government Securities VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Management, LLC	0.84%	5.56%	-1.52%	0.94%
To seek as high a level of current income as is consistent with preservation of capital and liquidity.	Transamerica BlackRock Government Money Market VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC(2)	0.54%	3.81%	2.91%	1.72%
To seek to maximize total return.	Transamerica BlackRock Real Estate Securities VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	1.11%	9.32%	2.41%	3.41%
To seek capital appreciation with current income as a secondary objective.	Transamerica BlackRock Tactical Allocation VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.97%	11.72%	5.42%	6.81%
To seek current income and preservation of capital.	Transamerica BlackRock iShares Active Asset Allocation - Conservative VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.93%	8.65%	2.65%	4.17%
To seek capital appreciation with current income as a secondary objective.	Transamerica BlackRock iShares Active Asset Allocation - Moderate Growth VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.94%	10.64%	5.18%	4.94%
To seek long-term capital appreciation and capital preservation.	Transamerica BlackRock iShares Edge 40 VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.71%	11.42%	3.21%	4.65%
To seek a combination of capital appreciation and income.	Transamerica BlackRock iShares Tactical - Balanced VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.92%	13.00%	3.04%	5.22%
To seek a combination of capital appreciation and income.	Transamerica BlackRock iShares Tactical - Conservative VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.94%	10.65%	1.67%	4.43%
To seek a combination of capital appreciation and income.	Transamerica BlackRock iShares Tactical - Growth VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.95%	15.58%	5.65%	6.85%
To seek to balance capital appreciation and income.	Transamerica Goldman Sachs Managed Risk - Balanced ETF VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Goldman Sachs Asset Management, L.P.	0.63%	10.77%	5.10%	5.67%
To seek current income and preservation of capital.	Transamerica Goldman Sachs Managed Risk - Conservative ETF VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Goldman Sachs Asset Management, L.P.	0.66%	10.07%	3.31%	4.43%
To seek capital appreciation as a primary objective and income as a secondary objective.	Transamerica Goldman Sachs Managed Risk - Growth ETF VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Goldman Sachs Asset Management, L.P.	0.66%	12.27%	7.84%	7.65%
To seek long-term capital appreciation.	Transamerica International Focus VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Sands Capital Management, LLC	1.08%	6.24%	0.74%	5.19%
To seek current income and preservation of capital.	Transamerica JPMorgan Asset Allocation - Conservative VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	0.96%	10.36%	2.09%	4.64%
To seek capital appreciation with current income as a secondary objective.	Transamerica JPMorgan Asset Allocation - Moderate Growth VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	1.02%	12.84%	5.57%	7.80%
To seek capital appreciation and current income.	Transamerica JPMorgan Asset Allocation - Moderate VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	0.97%	11.54%	3.59%	6.05%
To seek long-term capital appreciation.	Transamerica JPMorgan Diversified Equity Allocation VP - Service Advised by: Transamerica JPMorgan Diversified Equity Allocation VP; Sub-Advised by: J.P. Morgan Investment Management, Inc.	1.05%	19.06%	8.87%	10.90%
To seek to earn a total return modestly in excess of the total return performance of the S&P 500® Index while maintaining a volatility of return similar to the S&P 500® Index.	Transamerica JPMorgan Enhanced Index VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	0.86%	15.90%	14.10%	14.32%
To seek capital appreciation with current income as a secondary objective.	Transamerica JPMorgan International Moderate Growth VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	1.12%	17.67%	3.25%	5.51%
To seek current income and preservation of capital.	Transamerica JPMorgan Tactical Allocation VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	1.05%	8.83%	1.80%	4.15%
To seek long-term capital growth, consistent with preservation of capital and balanced by current income.	Transamerica Janus Balanced VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Janus Henderson Investors US LLC	0.99%	13.46%	7.57%	9.31%
To seek long-term capital appreciation.	Transamerica Janus Mid-Cap Growth VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Janus Henderson Investors US LLC	1.09%	7.85%	6.91%	10.87%
To seek to provide a high total investment return through investments in a broadly diversified portfolio of stocks, bonds and money market instruments.	Transamerica Multi-Managed Balanced VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Mangement, Inc.	0.89%	12.73%	8.34%	9.46%
To seek to maximize total return.	Transamerica Small/Mid Cap Value VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Systematic Financial Management, L.P.	1.06%	9.51%	9.29%	9.53%
To seek long-term growth of capital by investing primarily in common stocks of small growth companies.	Transamerica T. Rowe Price Small Cap VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: T. Rowe Price Associates, Inc.	1.08%	9.93%	5.17%	10.18%
Seeks to maximize long-term growth	Transamerica WMC US Growth VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Wellington Management Company LLP	0.89%	17.47%	12.05%	16.13%

(1) Some Subaccounts may be available for certain policies and may not be available for all policies. You should work with Your registered representative to decide which Subaccount(s) may be appropriate for You based on a thorough analysis of Your particular insurance needs, financial objective, investment goals, time horizons, and risk tolerance.
(2) There can be no assurance that any money market Portfolio offered under this Policy will be able to maintain a stable net asset value per share during extended periods of low interest rates, and partly as a result of Policy charges, the yield on the money market Subaccount may become extremely low and possibly negative.
NOTE: All underlying fund Portfolios in the Transamerica Series Trust are advised by Transamerica Asset Management. The entities listed are the sub-advisers unless otherwise indicated.

CLOSED INVESTMENT OPTIONS:
Effective September 17, 2012, the following Subaccount was closed to new investments.

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser	Current Expenses	1 year	5 years	10 years
Capital appreciation. Its secondary goal is income.	Franklin Allocation VIP Fund - Class 4 Advised by: Franklin Advisers, Inc.	0.97%	12.53%	5.59%	7.19%

Please retain this Notice for future reference. The last prospectus and statement of additional information for the Policy dated May 1, 2009, as supplemented, contains more information about the Policy. You may contact us for additional information free of charge at (800) 525-6205 or write us at:
Transamerica Life Insurance Company
6400 C Street SW
Cedar Rapids, IA 52499
Reports and other information about the Separate Account are available on the SEC’s website at sec.gov, and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

Product File Number on Edgar System - 333-249115
EDGAR Contract Identifier No. is #C000223550